3/6/14
KW

14046218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11001 Lakeline Blvd, Building 2, Suite 300
(No. and Street)

Austin	Texas	78717
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Cook — 816-391-2384
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Jeannine Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ILG Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeannine Jenkins
Signature

Chief Financial Officer
Title

Notary Public

ROXIE A MEDINA
My Commission Expires
November 16, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ILG SECURITIES CORPORATION

CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ILG Securities Corporation
Austin, TX

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ILG Securities Corporation (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILG Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 14, 2014

ILG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	59,811
Commissions receivable		3,226
Prepaid expenses		16,159
Total assets	$	79,196

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	3,382
Total liabilities		3,382
Stockholder's equity		
Common stock - $100 par value, 10,000 shares authorized, 300 shares issued and outstanding		30,000
Additional paid-in capital		1,041,107
Accumulated deficit		(995,293)
Total stockholder's equity		75,814
Total liabilities and stockholder's equity	$	79,196

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commission income	$ 18,038
Total revenues	18,038
Expenses	
Regulatory fees and expenses	1,489
Other administrative expenses	79,551
Total expenses	81,040
Net loss before income taxes	(63,002)
Provision for income taxes	--
Net loss	$ (63,002)

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at December 31, 2012	300	$ 30,000	$ 991,107	$ (932,291)	$ 88,816
Capital contribution from parent	--	--	50,000	--	50,000
Net loss	--	--	--	(63,002)	(63,002)
Balances at December 31, 2013	300	$ 30,000	$ 1,041,107	$ (995,293)	$ 75,814

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated To Claims of General Creditors
For the Year Ended December 31, 2013

Balance at December 31, 2012	$	--
Additions		--
Retirements		--
Balance at December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(63,002)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in assets:		
Commissions receivable		153
Prepaid expenses		(961)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		(1,995)
Net cash provided (used) by operating activities		(65,805)
Cash flows from investing activities		
Net cash provided (used) by investing activities		--
Cash flows from financing activities		
Capital contribution from parent		50,000
Net cash provided (used) by financing activities		50,000
Net decrease in cash and cash equivalents		(15,805)
Beginning cash and cash equivalents		75,616
Ending cash and cash equivalents	$	59,811
Supplemental Disclosures		
Cash paid for:		
Interest	$	--
Income tax	$	--

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2013

Note 1 - Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America ("ILICNA", or the "Parent"), an indirect, wholly-owned subsidiary of Americo Life, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(1), which acts as the principal underwriter of variable annuity products sponsored by the Parent and is a member of the Financial Industry Regulatory Authority (FINRA). Previously, the Company was actively engaged in the retail marketing of mutual fund shares issued by unrelated companies. The Company's income is primarily related to commissions on unsolicited additional account purchases made by mutual fund customers for whom the Company is the broker of record.

Note 2 - Summary of Significant Accounting Policies

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid debt instruments purchased with a maturity of less than ninety days.

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized when earned.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated these financial statements for subsequent events through February 14, 2014, the date on which these financial statements were available to be issued.

Note 3 - Federal Income Taxes

The Company had a taxable loss of $63,002 for the year ended December 31, 2013. At December 31, 2013, the Company had net operating loss carryforwards totaling $324,528, which will be carried forward to offset future taxable income. The net operating loss carryforwards expire at various dates through 2033.

Note 3 - Federal Income Taxes, continued

The tax benefit of $113,584 from the net operating loss carryforward of $324,528 has not been reported on these financial statements as the Company believes it is more likely than not that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the deferred tax benefit:

	Deferred Tax Asset December 31, 2012	Current Period Changes	Deferred Tax Asset December 31, 2013
Federal income tax benefit	$ 91,534	$ 22,050	$ 113,584
Valuation allowance	(91,534)	(22,050)	(113,584)
Amount per balance sheet	$ --	$ --	$ --

With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by taxing authorities for years before 2010.

The Company had no uncertain tax positions at December 31, 2013. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $41,429 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(1).

Note 6 - Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control could create operating results and financial position different than if the companies were autonomous.

Under a service agreement, an affiliate of the Parent provides the Company with personal property, support staff and office space. The affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the affiliate is entitled to receive compensation from the Company on a monthly basis. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 60 days prior to the expiration of an annual term. The Company paid $19,087 under this agreement, during the year ended December 31, 2013. These expenses are included in other administrative expenses.

The Company is economically dependent on its Parent.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 75,814
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		75,814
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 3,226	
Prepaid expenses	16,159	(19,385)
Other charges:		
Excess fidelity bond charge		(15,000)
Net capital before haircuts on securities positions		41,429
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital		$ 41,429

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 3,382
Total aggregate indebtedness	$ 3,382

Schedule I (continued)

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 225
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 36,429
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 35,429
Ratio: Aggregate indebtedness to net capital	0.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ILG SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3 as the Company's activities are limited to those as set forth in paragraphs (k) (2)(1) of Rule 15c3-3.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2013

ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
ILG Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of ILG Securities Corporation (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 14, 2014